Table of Contents

Message to Shareholders ...................................................    1

Selected Consolidated Financial Data ......................................    2

Management's Discussion and Analysis ......................................    3

Independent Accountants' Report ...........................................   20

Consolidated Balance Sheets ...............................................   21

Consolidated Statements of Income .........................................   22

Consolidated Statements of Shareholders' Equity ...........................   23

Consolidated Statements of Cash Flows .....................................   24

Notes to Consolidated Financial Statements ................................   25

Directors and Officers ....................................................   43

Shareholder Information ...................................................   45



Description of Business

     Union Community Bancorp (the "Holding Company") is an Indiana corporation organized in September 1997, to become a savings and loan holding company upon its acquisition of all the issued and outstanding capital stock of Union Federal Savings and Loan Association ("Union Federal," and together with the Holding Company, the "Company") in connection with Union Federal's conversion from mutual to stock form. The Holding Company became Union Federal's holding company on December 29, 1997. The principal asset of the Holding Company currently consists of 100% of the issued and outstanding shares of capital stock, $.01 par value per share, of Union Federal.

     On January 2, 2002, the Company acquired Montgomery Financial Corporation ("Montgomery"), the holding company of Montgomery Savings, a Federal Association ("Montgomery Savings"), a federally chartered thrift. Montgomery was merged with and into the Company and Montgomery Savings was merged with and into Union Federal. MSA Service Corporation ("MSA"), an Indiana corporation and wholly-owned subsidiary of Montgomery Savings, will continue as a subsidiary of Union Federal. See Consolidated Financial Statements - Note 2.

     Union Federal conducts its business from its main office located in Crawfordsville, Indiana. In addition, Union Federal has two additional branch offices in Crawfordsville and branch offices in Covington, Williamsport and Lafayette, Indiana. Four of the above mentioned branch offices were added in connection with the acquisition of Montgomery.

     Union Federal offers a variety of lending, deposit and other financial services to its retail and commercial customers. Union Federal's principal business consists of attracting deposits from the general public and originating fixed-rate and adjustable-rate loans secured primarily by first mortgages on one- to four-family residential real estate. Union Federal's deposits accounts are insured up to applicable limits by the Savings Association Insurance Fund of the Federal Deposit Insurance Corporation. Union Federal offers a number of other financial services, which include: (i) residential real estate loans; (ii) multi-family loans, (iii) commercial real estate loans; (iv) construction loans;
(v) home improvement loans and consumer loans, including single-pay loans, loans secured by deposits, installment loans and commercial loans; (vi) money market demand accounts; (vii) passbook savings accounts; and (viii) certificates of deposit.

To Our Shareholders:

     On behalf of our employees and Board of Directors, we take pleasure in providing you with the 2002 Annual Report to Shareholders of Union Community Bancorp, the holding company for Union Federal Savings and Loan Association.


     The year 2002 was very exciting and rewarding with the acquisition of Montgomery Financial Corporation that was completed January 2, 2002. We now have six banking locations to serve our customers and plan to increase our service and products in the coming year.

     During the past year, we completed an extensive upgrade of our data processing facilities; a major undertaking that streamlined and expanded our information technology capabilities while also preparing us well for future growth.

     At the beginning of 2002 we issued 678,967 shares of our common stock and paid $9,059,000 of cash to Montgomery's shareholders in connection with the acquisition of Montgomery. Throughout the year, we repurchased a total of 488,897 shares of our common stock, thereby reducing outstanding shares of our common stock to 2,278,000. Our shareholders were rewarded with dividends of $0.15 per share for the final quarter of 2002.

     Our net income rose from $1,851,080 in 2001 to $2,802,262 in 2002. This is an increase of 51.4%. Diluted earnings per share increased from $0.93 to $1.24, which is a 33.3% increase.

     The Management and the Board of Directors want to thank you for your business, your support and your confidence in Union Federal Savings and Loan Association. We encourage you to recommend Union Federal to your friends, neighbors and associates, and we are dedicated to providing innovative products delivered with quality service to you, our customers and shareholders, while continuing our commitment to community banking that has marked our performance for the past 90 years. Please review the Annual Report and join us at the meeting on April 16, 2003.


                                 Sincerely,

                                 /s/ Joseph E. Timmons
                                 Joseph E. Timmons, President



                                 /s/ Alan L. Grimble
                                 Alan L. Grimble, Chief Executive Officer

                    SELECTED CONSOLIDATED FINANCIAL DATA OF
                     UNION COMMUNITY BANCORP AND SUBSIDIARY

     The following selected consolidated financial data of the Company is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements, including notes thereto, included elsewhere in this Shareholder Annual Report.


                                                                                 At December 31,
                                                           ------------------------------------------------------------
                                                             2002         2001         2000         1999        1998
                                                           ------------------------------------------------------------
                                                                              (Dollars in thousands)
Summary of Selected Consolidated
Financial Condition Data:
Total assets ..........................................    $269,316     $142,391     $125,383     $120,654     $108,162
Loans, net ............................................     216,703      121,749      109,505      106,174       90,900
Cash and interest bearing deposits in
   other banks (1).....................................      36,731       13,565        4,755        3,117        6,191
Investment securities available for sale ..............         ---          ---          ---          315          ---
Investment securities held to maturity ................       1,637        2,848        7,597        7,522        8,026
Deposits ..............................................     190,191       81,702       72,816       68,990       64,846
Borrowings ............................................      40,055       25,883       15,189       12,496        1,793
Shareholders' equity ..................................      37,189       33,740       36,188       38,280       40,531


                                                                              Year Ended December 31,
                                                           ------------------------------------------------------------
                                                             2002         2001         2000         1999        1998
                                                           ------------------------------------------------------------
Summary of Operating Data:
Total interest and dividend income ....................    $ 17,986     $  9,546     $  9,222     $  8,470     $  8,105
Total interest expense ................................       8,162        4,760        4,601        3,817        3,415
                                                           --------     --------     --------     --------     --------
   Net interest income ................................       9,824        4,786        4,621        4,653        4,690
Provision for loan losses .............................         372           40           60           60          110
                                                           --------     --------     --------     --------     --------
   Net interest income after provision for loan
      losses ..........................................       9,452        4,746        4,561        4,593        4,580
                                                           --------     --------     --------     --------     --------
Other income (losses):
   Service charges on deposit accounts ................         155           23           20           12            7
   Equity in losses of limited partnership ............         (20)         (55)        (100)         (44)        (121)
   Gain on sales of available for sale securities......           9          ---           46           73          ---
   Other ..............................................         205          145          104           98           66
                                                           --------     --------     --------     --------     --------
      Total other income (losses) .....................         349          113           70          139          (48)
                                                           --------     --------     --------     --------     --------
Other expenses:
   Salaries and employee benefits .....................       2,809        1,335        1,102        1,069          850
   Net occupancy expenses .............................         311           85           45           47           39
   Equipment expenses .................................         312           36           23           27           28
   Legal and professional fees ........................         157          124          109          127          128
   Data processing ....................................         812           95           77          122           77
   Other ..............................................       1,119          406          329          367          342
                                                           --------     --------     --------     --------     --------
       Total other expenses ...........................       5,520        2,081        1,685        1,759        1,464
                                                           --------     --------     --------     --------     --------
Income before income taxes ............................       4,281        2,778        2,946        2,973        3,068
Income taxes ..........................................       1,479          927        1,011        1,003        1,094
                                                           --------     --------     --------     --------     --------
       Net income .....................................    $  2,802     $  1,851     $  1,935     $  1,970     $  1,974
                                                           ========     ========     ========     ========     ========
------------------------
Table continued on following page


                     SELECTED CONSOLIDATED FINANCIAL DATA OF
               UNION COMMUNITY BANCORP AND SUBSIDIARY (continued)

                                                                              Year Ended December 31,
                                                           ------------------------------------------------------------
                                                             2002         2001         2000         1999        1998
                                                           ------------------------------------------------------------
Supplemental Data:
Basic earnings per share ...............................      $1.25         $.93         $.87         $.81         $.70
Diluted earnings per share .............................       1.24          .93          .87          .81          .70
Dividends per share ....................................        .520         .600         .585         .465         .355
Dividend payout ratio ..................................      41.94%       64.52%       67.24%       57.41%       50.71%
Interest rate spread during period .....................       3.29%        2.33%        2.12%        2.31%        2.23%
Net yield on interest earning assets (2) ...............       3.76         3.80         3.87         4.14         4.42
Return on assets (3) ...................................       1.03         1.44         1.59         1.72         1.82
Return on equity (4) ...................................       7.19         5.38         5.17         5.02         4.65
Other expenses to average assets (5) ...................       2.02         1.62         1.39         1.53         1.35
Equity to assets (6) ...................................      13.81        23.70        28.86        31.73        37.47
Average equity to average assets .......................      14.29        26.80        30.77        34.25        39.24
Average interest earning assets to average
   interest bearing liabilities ........................     115.09       138.78       145.47       153.70       167.89
Nonperforming assets to total assets (6) ...............       1.30          .49          .33          .22          .32
Allowance for loan losses to total loans
   outstanding (6) .....................................       0.47          .43          .44          .40          .40
Allowance for loan losses to
   nonperforming loans (6) .............................      33.56        76.25       118.23       253.69       103.72
Net charge offs to average total loans outstanding .....        .11          ---          ---          ---          ---
   Number of full service offices (6) ..................          6            2            1            1            1
---------------------
(1)  Includes certificates of deposit in other financial institutions.
(2)  Net interest income divided by average interest earning assets.
(3)  Net income divided by average total assets.
(4)  Net income divided by average total equity.
(5)  Other expenses divided by average total assets.
(6)  At end of period.

================================================================================
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

     The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto presented on pages 21 through 42.

     In addition to the historical information contained herein, the following discussion contains forward-looking statements that involve risks and uncertainties. The Company's operations and actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein but also include changes in the economy and interest rates in the nation and the Company's general market area. The forward-looking statements contained herein include, but are not limited to, those with respect to the following matters:

     1.   Management's determination of the amount of loan loss allowance;

     2.   The effect of changes in interest rates; and

     3.   Changes in deposit insurance premiums.

Critical Accounting Policies

     Note 1 to the consolidated financial statements presented on pages 25 through 28 contains a summary of the Company's significant accounting policies for the year ended December 31, 2002. Certain of these policies are important to the portrayal of the Company's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. Management believes that its critical accounting policies include determining the allowance for loan losses, the valuation of the foreclosed assets and real estate held for development, and the valuation of intangible assets.


Allowance for loan losses

     The allowance for loan losses is a significant estimate that can and does change based on management's assumptions about specific borrowers and current general economic and business conditions, among other factors. Union's management reviews the adequacy of the allowance for loan losses at least on a quarterly basis. The evaluation includes a review of payment performance, adequacy of collateral and financial condition of all major borrowers. A review of all nonperforming loans and other identified problem loans is performed and the probability of collecting all amounts due is determined. In addition, changes in the composition of the loan portfolio, the total outstanding loans and past loss experience are reviewed to determine the adequacy of the allowance for loan losses. Current economic and market conditions and potential negative changes to economic conditions are also reviewed in determining possible loan losses. Although it is the intent of management to fully evaluate and estimate the potential effects of economic and market conditions, changes in these conditions are susceptible to significant changes beyond those projected. A worsening or protracted economic decline beyond management's projections would increase the likelihood of additional losses due to the additional credit and market risk and could create the need for additional loss reserves.


Foreclosed assets and real estate held for development

     Foreclosed assets and real estate held for development are carried at the lower of cost or fair value less estimated selling costs. Union's management estimates the fair value of the properties based on current appraisal information. Reviews of estimated fair value are performed on at least an annual basis. Economic environment, market conditions and the real estate market are continually monitored and decreases in the carried value are written down through current operations when any of these factors indicate a decrease to the market value of the assets. Future worsening or protracted economic conditions and a decline in the real estate market would increase the likelihood of a decline in property values and could create the need for future write downs of the properties held.


Intangible assets

     Management annually assesses the impairment of its goodwill and the recoverability of its core deposit intangible. Impairment is the condition that exists when the carrying amount of goodwill exceeds its implied fair value. If actual external conditions and future operating results differ from management's judgements, impairment and/or increased amortization charges may be necessary to reduce the carrying value of these assets to the appropriate value. A review of the fair value of Union's goodwill and core deposit intangible was performed in the fourth quarter of 2002 and it was management's opinion that there was no impairment to these intangible assets as of the date of the review.

Average Balances and Interest Rates and Yields

     The following tables present for the years ended December 31, 2002, 2001 and 2000, the balances, interest rates and average daily balances of each category of the Company's interest earning assets and interest bearing liabilities, and the interest earned or paid on such amounts.



                                                              Average Balance Sheet/Yield Analysis


                                                                    Year Ended December 31,
                                    ----------------------------------------------------------------------------------------
                                                    2002                                           2001
                                    ----------------------------------------------------------------------------------------
                                     Balance     Interest(1)     Yield/Cost        Balance      Interest(1)      Yield/Cost
                                    ----------------------------------------------------------------------------------------
                                                                    (Dollars in thousands)
Assets:
Interest earning assets:
  Interest earning deposits .....   $ 22,604       $   340           1.50%        $  3,954         $  150           3.79%
  Mortgage-backed securities ....      1,787           150           8.39            2,395            175           7.31
  Other investment securities ...        644            48           7.45            2,753            184           6.68
  Loans receivable (2)(5) .......    232,965        17,240           7.40          115,627          8,950           7.74
  FHLB stock ....................      3,424           208           6.07            1,178             87           7.39
                                    --------       -------                        --------         ------
    Total interest earning assets    261,424        17,986           6.88          125,907          9,546           7.58
                                                   -------                                         ------

Noninterest earning assets,
  net of allowance for loan
  losses ........................     11,286                                         2,366
                                    --------                                      --------
    Total assets ................   $272,710                                      $128,273
                                    ========                                      ========
Liabilities and shareholders'
  equity:
Interest bearing liabilities:
  Savings deposits ..............   $ 38,326       $ 1,094           2.85         $  2,908            104           3.58
  Interest bearing demand .......     42,066         1,118           2.66           21,976            938           4.27
  Certificates of deposit .......    106,177         4,092           3.85           51,698          2,993           5.79
  FHLB advances .................     40,579         1,858           4.58           14,143            725           5.13
                                    --------       -------                        --------         ------
    Total interest bearing
       liabilities ..............    227,148         8,162           3.59           90,725          4,760           5.25
Other liabilities ...............      6,590                                         3,173
                                    --------                                      --------
    Total liabilities ...........    233,738                                        93,898
Shareholders' equity ............     38,972                                        34,375
                                    --------                                      --------
    Total liabilities and
      shareholders' equity ......   $272,710                                      $128,273
                                    ========                                      ========
Net interest earning assets .....   $ 34,276                                      $ 35,182
Net interest income .............                  $ 9,824                                         $ 4,786
                                                   =======                                         =======
Interest rate spread (3) ........                                    3.29%                                          2.33%
Net yield on weighted
  average interest earning
  assets (4) ....................                                    3.76%                                          3.80%
Average interest earning
  assets to average interest-
  bearing liabilities ...........    115.09%                                       138.78%


Assets:
Interest earning assets:
  Interest earning deposits .....    $ 2,131       $   102           4.79%
  Mortgage-backed securities ....      2,677           229           8.55
  Other investment securities ...      5,105           319           6.25
  Loans receivable (2)(5) .......    108,312         8,486           7.83
  FHLB stock ....................      1,044            86           8.24
                                    --------       -------
    Total interest earning assets    119,269         9,222           7.73
                                                   -------
Noninterest earning assets,
  net of allowance for loan
  losses ........................      2,354
                                    --------
    Total assets ................   $121,623
                                    ========
Liabilities and shareholders'
  equity:
Interest bearing liabilities:
  Savings deposits ..............   $  3,077           123           4.00
  Interest bearing demand .......     19,119           942           4.93
  Certificates of deposit .......     48,182         2,790           5.79
  FHLB advances .................     11,612           746           6.42
                                    --------       -------
    Total interest bearing
       liabilities ..............     81,990         4,601           5.61
                                                   -------
Other liabilities ...............      2,210
                                    --------
    Total liabilities ...........     84,200
Shareholders' equity ............     37,423
                                    --------
    Total liabilities and
      shareholders' equity ......   $121,623
                                    ========
Net interest earning assets .....   $ 37,279
Net interest income .............                  $ 4,621
                                                   =======
Interest rate spread (3) ........                                    2.12%
Net yield on weighted
  average interest earning
  assets (4) ....................                                    3.87%
Average interest earning
  assets to average interest-
  bearing liabilities ...........    145.47%
--------------------------
(1) Interest income on loans receivable includes loan fee income of $309,000, $68,000 and $70,000 for the years ended December 31, 2002, 2001 and 2000, respectively.
(2)  Total loans less loans in process.
(3) Interest rate spread is calculated by subtracting weighted average interest rate cost from weighted average interest rate yield for the period indicated.
(4) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.
(5)  The balances include nonaccrual loans.

Interest Rate Spread

     The Company's results of operations have been determined primarily by net interest income and, to a lesser extent, fee income, miscellaneous income and general and administrative expenses. The Company's net interest income is determined by the interest rate spread between the yields the Company earns on interest earning assets and the rates it pays on interest bearing liabilities, and by the relative amounts of interest earning assets and interest bearing liabilities.

     The following table sets forth the weighted average effective interest rate that the Company earned on its loan and investment portfolios, the weighted average effective cost of its deposits and advances, the interest rate spread, and net yield on weighted average interest earning assets for the periods. Average balances are based on average daily balances.




                                                         Year Ended December 31,
                                                         -----------------------
                                                           2002    2001    2000
                                                         -----------------------
Weighted average interest rate earned on:
   Interest earning deposits ............................  1.50%   3.79%   4.79%
   Mortgage-backed securities ...........................  8.39    7.31    8.55
   Other investment securities ..........................  7.45    6.68    6.25
   Loans receivable .....................................  7.40    7.74    7.83
   FHLB stock ...........................................  6.07    7.39    8.24
      Total interest earning assets .....................  6.88    7.58    7.73
Weighted average interest rate cost of:
   Savings deposits .....................................  2.85    3.58    4.00
   Interest bearing demand ..............................  2.66    4.27    4.93
   Certificates of deposit ..............................  3.85    5.79    5.79
   FHLB advances ........................................  4.58    5.13    6.42
      Total interest bearing liabilities ................  3.59    5.25    5.61
Interest rate spread (1) ................................  3.29    2.33    2.12
Net yield on weighted average interest earning assets (2)  3.76    3.80    3.87
-----------------------
(1) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated. Interest rate spread figures must be considered in light of the relationship between the amounts of interest earning assets and interest bearing liabilities.
(2) The net yield on weighted average interest earning assets is calculated by dividing net interest income by weighted average interest earning assets for the period indicated.


     The following table describes the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest earning asset and interest bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by old volume) and (2) changes in volume (changes in volume multiplied by old rate). Changes attributable to both rate and volume which cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                      Increase (Decrease) in Net Interest Income
                                      ------------------------------------------
                                                         Total
                                             Due to     Due to      Net
                                              Rate      Volume     Change
                                      ------------------------------------------
                                                  (In thousands)
Year ended December 31, 2002 compared
to year ended December 31, 2001
  Interest earning assets:
    Interest earning deposits ...........   $  (139)   $   329    $   190
    Mortgage-backed securities ..........        24        (49)       (25)
    Other investment securities .........        19       (155)      (136)
    Loans receivable  ...................      (410)     8,700      8,290
    FHLB stock ..........................       (18)       139        121
                                            -------    -------    -------
      Total .............................      (524)     8,964      8,440
                                            -------    -------    -------
  Interest bearing liabilities:
    Savings deposits  ...................       (25)     1,015        990
    Interest bearing demand .............      (448)       628        180
    Certificates of deposit .............    (1,255)     2,354      1,099
    FHLB advances .......................       (85)     1,218      1,133
                                            -------    -------    -------
      Total .............................    (1,813)     5,215      3,402
                                            -------    -------    -------
  Net change in net interest income .....   $ 1,289    $ 3,749    $ 5,038
                                            =======    =======    =======

Year ended December 31, 2001 compared
to year ended December 31, 2000
  Interest earning assets:
    Interest earning deposits ...........   $   (25)   $    73    $    48
    Mortgage-backed securities ..........       (31)       (23)       (54)
    Other investment securities .........        21       (156)      (135)
    Loans receivable  ...................      (103)       567        464
    FHLB stock ..........................        (9)        10          1
                                            -------    -------    -------
      Total .............................      (147)       471        324
                                            -------    -------    -------
  Interest bearing liabilities:
    Savings deposits  ...................       (12)        (7)       (19)
    Interest bearing demand .............      (135)       131         (4)
    Certificates of deposit .............        (1)       204        203
    FHLB advances .......................      (167)       146        (21)
                                            -------    -------    -------
      Total .............................      (315)       474        159
                                            -------    -------    -------
  Net change in net interest income .....   $   168    $    (3)   $   165
                                            =======    =======    =======

Financial Condition at December 31, 2002 Compared to Financial Condition at December 31, 2001

     Total assets increased approximately $126.9 million, or 89.1%, to $269.3 million at December 31, 2002, from $142.4 million at December 31, 2001. The increase was primarily due to the acquisition of Montgomery. Net loans increased by $95.0 million, or 78.0%, to $216.7 million at December 31, 2002. During the twelve months ended December 31, 2002, net loans of $117.0 million were added as a result of the Montgomery acquisition while loan payoffs exceeded new loan production, net of other adjustments, by $22.0 million. Cash and cash equivalents increased by $23.0 for the twelve month period. The increase was primarily due to the net cash received in the Montgomery acquisition and the repayment of loans offset by cash used for stock repurchases and the outflow of deposits. Investment securities held to maturity decreased $1.2 million during the year ended December 31, 2002 primarily due to funds received on investment securities that were called prior to their scheduled maturity dates and payments received on mortgage-backed securities. Premises and equipment increased $2.8 million from $399,000 at December 31, 2001 to $3.2 million at December 31, 2002 also due to the Montgomery acquisition. The acquisition of Montgomery increased Union Federal's full-service offices from two to six. Due to the Montgomery acquisition transaction, foreclosed assets and real estate held for development increased from $9,000 at December 31, 2001 to $1.6 million at December 31, 2002. In connection with the Montgomery acquisition, these properties were marked to market and are currently for sale. Also in connection with the Montgomery acquisition, Goodwill of $2.3 million and a core deposit intangible of $590,000 was recorded. Goodwill will be reviewed annually for impairment and the core deposit intangible will be amortized over seven years.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2002 were $233.0 million compared to average loans for the 2001 period of $115.6 million, an increase of $117.4 million. The increase was primarily due to the acquisition of Montgomery. The average rates on loans were 7.7% for 2001 and 7.4% for 2002, a decrease of 34 basis points. The allowance for loan losses increased from $520,000 at December 31, 2001 to $1.0 million at December 31, 2002. The acquisition of Montgomery accounted for $379,000 of the $510,000 increase. The allowance for loan losses as a percentage of total loans increased from .43% at December 31, 2001 to .47% at December 31, 2002. The increase in the allowance for loan losses was a result of a $372,000 provision for loan losses for the year ended December 31, 2002 and $379,000 from the Montgomery acquisition offset by charge offs of $241,000. The ratio of the allowance for loan losses to nonperforming loans was 76.3% at December 31, 2001 compared to 33.6% at December 31, 2002. Nonperforming loans increased from $682,000 at December 31, 2001 to $3.1 million at December 31, 2002. The increase in substandard loans was primarily due to the addition of substandard loans from the Montgomery acquisition and the addition of $1.3 million of substandard loans from a single borrower, which is secured by 12 properties with favorable loan to value ratios.

     Deposits. Deposits increased by $108.5 million to $190.2 million during 2002, of which $117.4 million were added as a result of the Montgomery acquisition. Excluding the deposits acquired, deposits decreased approximately $8.9 million with certificates of deposit decreasing approximately $22.1 million and other deposits increasing approximately $13.2 million.

     Borrowed Funds. Borrowed funds increased $14.2 million from December 31, 2001 to December 31, 2002. The acquisition of Montgomery added $17.6 million of borrowed funds. Excluding the borrowings acquired, borrowings decreased $3.4 million due to the scheduled repayment of Federal Home Bank advances in the amount of $3.2 million and a decrease in the note payable to Pedcor Investments
- 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $174,000. The note to Pedcor was used to fund an investment in the Pedcor low income housing income tax credit limited partnership and bears no interest so long as there exists no event of default.

     Shareholders' Equity. Shareholders' equity increased $3.4 million to $37.2 million at December 31, 2002. The increase was primarily due to shares issued in connection with the acquisition of Montgomery, net of costs, of $9.0 million; net income for the year ended December 31, 2002 of $2.8 million; Employee Stock Ownership Plan shares earned of $143,000; unearned compensation amortization of $264,000; and exercised options of $117,000. These increases were offset by stock repurchases of $7.4 million, cancellation of shares of Company stock owned by Montgomery of $257,000 and cash dividends of $1.2 million.


Financial Condition at December 31, 2001 Compared to Financial Condition at December 31, 2000

     Total assets increased approximately $17.0 million, or 13.6%, to $142.4 million at December 31, 2001, from $125.4 million at December 31, 2000. The increase was primarily due to loan growth and an increase in cash and cash equivalents offset by a decrease in investment securities held to maturity. Net loans increased by $12.2 million, or 11.2%, to $121.7 million due to an increase in customer demand. Cash and cash equivalents increased by $8.8 million from December 31, 2000 to December 31, 2001. On December 31, 2001, Union Federal borrowed $10.0 million from the Federal Home Loan Bank of Indianapolis and on that same day paid a dividend to the Company of approximately $9.1 million. In 2002, the Company disbursed these funds to the shareholders of Montgomery in connection with the merger completed on January 2, 2002. Investment securities held to maturity decreased $4.7 million during the year ended December 31, 2001 primarily due to funds received on investment securities that were called prior to their scheduled maturity dates.

     Loans and Allowance for Loan Losses. Average loans for the year ended December 31, 2001 were $115.6 million compared to average loans for the 2000 period of $108.3 million, an increase of approximately 6.7%. The growth in loans was funded primarily by increases in deposits and FHLB advances. The average rates on loans were 7.83% for 2000 and 7.74% for 2001, a decrease of nine basis points. As loans increased, the allowance for loan losses also increased from $480,000 at December 31, 2000 to $520,000 at December 31, 2001. The allowance for loan losses as a percentage of total loans remained constant from 2000 to 2001 at .4%. The increase in the allowance for loan losses was a result of a $40,000 provision for loan losses for the year ended December 31, 2001. The ratio of the allowance for loan losses to nonperforming loans was 118.2% at December 31, 2000 compared to 76.3% at December 31, 2001. Nonperforming loans increased from $406,000 at December 31, 2000 to $682,000 at December 31, 2001.

     Deposits. Deposits increased $8.9 million to $81.7 million during 2001, an increase of 12.2%. Increased deposits were utilized to fund loan growth. interest bearing demand deposits accounted for the majority of the growth with an increase of $8.7 million, or 49.8%, during this period. Average total deposits increased $6.2 million, or 8.8%, from $70.4 million for the year ended December 31, 2000 compared to $76.6 million for the year ended December 31, 2001.

     Borrowed Funds. Borrowed funds increased $10.7 million from December 31, 2000 to December 31, 2001. The increase in total borrowed funds was comprised of an increase in FHLB advances of $10.9 million and a decrease in the note payable to Pedcor Investments - 1993-XVI, LP ("Pedcor"), a limited partnership organized to build, own and operate a 48-unit apartment complex, of $177,000. The note to Pedcor was used to fund an investment in the Pedcor low income housing income tax credit limited partnership and bears no interest so long as there exists no event of default. As previously noted, additional borrowings were obtained in late 2001 to fund the acquisition of Montgomery on January 2, 2002. Average FHLB advances increased to $14.1 million for 2001 compared to $11.6 million for 2000.

     Shareholders' Equity. Shareholders' equity decreased approximately $2.4 million to $33.7 million at December 31, 2001. The decrease was primarily due to stock repurchases of $3.5 million and cash dividends of $1.2 million. These decreases were offset by net income for year ended December 31, 2001 of $1.9 million, Employee Stock Ownership Plan shares earned of $135,000 and unearned compensation amortization of $242,000.


Comparison of Operating Results For Years Ended December 31, 2002 and 2001

     General. Net income increased $951,000, or 51.4%, from $1.9 million for the year ended December 31, 2001 to $2.8 million for the year ended December 31, 2002. The increase in net income was primarily attributable to the acquisition of Montgomery on January 2, 2002 with an increase of $5.0 million in net interest income offset, in part, by an increase of $3.4 million in total other expenses. The return on average assets was 1.03% and 1.44% and the return on average equity was 7.19% and 5.38% for the years ended December 31, 2002 and 2001, respectively.

     Interest Income. Total interest income was $18.0 million for 2002 compared to $9.5 million for 2001. Interest income increased primarily due to an increase in average interest earning assets from $125.9 for the year ended December 31, 2001 to $261.4 million for the year ended December 31, 2002, which was offset by a decrease in the yield on interest earning assets from 7.58% during the 2001 period to 6.88% during the 2002 period.

     Interest Expense. Interest expense increased $3.4 million to $8.2 million for the year ended December 31, 2002 from $4.8 million for the year ended December 31, 2001. The increase was due to an increase in average interest bearing liabilities from $90.7 million to $227.1 million, which was offset by a decrease in the cost of interest bearing liabilities from 5.25% to 3.59% for the years ended December 31, 2001 and 2002, respectively.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2002 was $372,000 as compared to $40,000 for the year ended December 31, 2001. In addition to the acquisition of Montgomery, the primary reason for the increase in the provision related to a $240,000 loan charge off taken in the fourth quarter of 2002 based on updated appraisal information received during that quarter. The balance of the provision for loan losses was considered adequate, based on growth, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) increased from income of $113,000 for the year ended December 31, 2001 to income of $349,000 for the comparable period in 2002. Due to the operating results of the limited partnership, equity in losses of the limited partnership decreased from losses of $55,000 recorded in 2001 to losses of $20,000 in 2002. The investment in the limited partnership represents a 99% equity investment in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 2002 and 2001 was recorded. In addition, other income increased $201,000 in 2002 as compared to 2001 due primarily to an increase in fee income. Gains on sales of securities of $9,000 were recorded during 2002 as compared to no gains during 2001.

     Salaries and Employee Benefits. Salaries and employee benefits were $2.8 million for the year ended December 31, 2002 compared to $1.3 million for the 2001 period. This increase was primarily due to the growth of the Company through the acquisition of Montgomery. Normal increases in employee compensation and related payroll taxes also contributed to the increase.

     Net Occupancy and Equipment Expense. Occupancy and equipment expenses increased $502,000 to $623,000 for the year ended December 31, 2002 compared to the 2001 period. This increase was primarily due to the addition of four full service offices, from two to six, through the Montgomery acquisition.

     Legal and Professional Fees. Legal and professional fees were $157,000 for the year ended December 31, 2002 compared to $124,000 for the 2001 period, and increase of $33,000.

     Data Processing. Data processing expense increased from $95,000 for the year ended December 31, 2001 to $812,000 for the comparable period in 2002, and increase of $717,000. During the first quarter of 2002 a one time $411,000 termination fee for data processing services was expensed. The remaining increase was due to the growth of the Company through the Montgomery acquisition and costs related to the conversion of data onto a single processing system.

     Other Expenses. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fee, supplies, and postage increased, $713,000 to $1.1 million for 2002 compared to 2001. These increases were primarily due to the increased expenses associated with the Montgomery acquisition.

     Income Tax Expense. Income tax expense increased $552,000 during 2002 compared to 2001. The effective tax rate was 34.5% and 33.4% for the respective 2002 and 2001 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low income housing tax credits.


Comparison of Operating Results For Years Ended December 31, 2001 and 2000

     General. Net income decreased $84,000, or 4.3%, from $1,935,000 for the year ended December 31, 2000 to $1,851,000 for the year ended December 31, 2001. The return on average assets was 1.44% and 1.59% for the years ended December 31, 2001 and 2000, respectively.

     Interest Income. Total interest income was $9.5 million for 2001 compared to $9.2 million for 2000. The increase in interest income was primarily due to an increase in loan volume. Average earning assets increased $6.6 million, or 5.6%, from $119.3 million for 2000 compared to $125.9 million for 2001. The average yield on interest earning assets decreased from 7.73% for the year ended December 31, 2000 to 7.58% for the comparable period in 2001.

     Interest Expense. Interest expense increased $159,000, or 3.5%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. Average interest bearing liabilities increased $8.7 million, or 10.7%, from $82.0 million for the 2000 period to $90.7 million during the 2001 period. Average deposits increased by $6.2 million, or 8.8%, from $70.4 million for the 2000 period to $76.6 million for the 2001 period. Average FHLB advances increased $2.5 million, or 21.6%, from $11.6 million for the 2000 period to $14.1 million during the 2001 period.

     Net Interest Income. Net interest income increased $165,000, or 3.6%, for the year ended December 31, 2001 compared to the year ended December 31, 2000. The increase was primarily due to an increase in the interest rate spread from 2.12% for the year ended December 31, 2000 to 2.33% for the year ended December 31, 2001.

     Provision for Loan Losses. The provision for loan losses for the year ended December 31, 2001 was $40,000 as compared to $60,000 for the year ended December 31, 2000. The provision for loan losses was considered adequate, based on growth, size, condition and components of the loan portfolio.

     Other Income (Losses). Other income (losses) increased from income of $70,000 for the year ended December 31, 2000 to income of $113,000 for the comparable period in 2001. Due to the operating results of the limited partnership, equity in losses of the limited partnership decreased from losses of $100,000 recorded in 2000 to losses of $55,000 in 2001. The investment in the limited partnership represents a 99% equity interest in Pedcor. In addition to recording the equity in the losses of Pedcor, a benefit of low income housing income tax credits in the amount of $178,000 for both 2001 and 2000 was recorded. In addition, other income increased $44,000 in 2001 as compared to 2000 due primarily to an increase in fee income. The increases resulting from improved operating results of the limited partnership and fee income were in part offset by a reduction in gains on sales of securities. No gains were recorded during 2001 as compared to gains of $46,000 during 2000.

     Salaries and Employee Benefits. Salaries and employee benefits were $1,335,000 for the year ended December 31, 2001 compared to $1,102,000 for the 2000 period, an increase of $233,000, or 21.1%. This increase was in part due to the opening of Union Federal's branch office on April 2, 2001. Normal increases in employee compensation and related payroll taxes also contributed to the increase.

     Net Occupancy and Equipment Expenses. Occupancy expenses and equipment expenses increased $53,000, or 77.9%, during 2001 compared to 2000. This increase was primarily due to the branch opened in 2001.

     Legal and Professional Fees. Legal and professional fees were $124,000 for the year ended December 31, 2001 compared to $109,000 for the 2000 period, an increase of $15,000.

     Data Processing. Data processing expense increased from $77,000 for the year ended December 31, 2000 to $95,000 for the comparable period in 2001, an increase of $18,000.

     Other Expense. Other expenses, consisting primarily of expenses related to advertising, directors' fees, supervisory examination fees, supplies, and postage increased $77,000, or 23.4% for 2001 compared to 2000. Advertising expense increased $30,000, or 58.8% for 2001 as compared to 2000 due to promotions associated with the branch opened in 2001. Other increases resulted from nominal increases in a variety of expense categories.

     Income Tax Expense. Income tax expense decreased $84,000, or 8.3%, during 2001 compared to 2000. The effective tax rate was 33.4% and 34.3% for the respective 2001 and 2000 periods. For both periods, the primary difference between the effective tax rate and the statutory tax rate relates to the benefit received from low income housing tax credits.


Liquidity and Capital Resources

     The Financial Regulatory Relief and Economic Efficiency Act of 2000, which was signed into law on December 27, 2000, repealed the former statutory requirement that all savings associations maintain an average daily balance of liquid assets in a minimum amount of not less than 4% or more than 10% of their withdrawable accounts plus short-term borrowings. The OTS adopted an interim final rule in March 2001 that implemented this revised statutory requirement, although savings associations remain subject to the OTS regulation that requires them to maintain sufficient liquidity to ensure their safe and sound operation.

     The following is a summary of the Company's cash flows, which are of three major types. Cash flows from operating activities consist primarily of net income generated by cash. Investing activities generate cash flows through the origination and principal collection on loans as well as purchases and sales of securities. Investing activities will generally result in negative cash flows when the Company experiences loan growth. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings. The following table summarizes cash flows for each year in the three-year period ended December 31, 2002.


                                                                      Year Ended December 31,
                                                              ------------------------------------
                                                                 2002          2001         2000
                                                              ------------------------------------
                                                                          (In thousands)
Operating activities ......................................   $  4,276      $  1,971      $  2,499
                                                              --------      --------      --------
Investing activities:
Investment securities
  Proceeds from sales of investment securities available
    for sale ..............................................         76            --           336
  Proceeds from maturities and paydowns of mortgage-
    backed securities held to maturity ....................        827           437           259
  Purchases of other investment securities held to maturity         --            --          (300)
  Proceeds from maturities of investment securities held
    to maturity ...........................................        400         4,315            --
Purchase of loans .........................................         --          (173)         (375)
Other net change in loans .................................     20,949       (12,111)       (2,928)
Purchase of FHLB of Indianapolis stock ....................         --          (487)           --
Proceeds on sale of foreclosed real estate ................        951            --            --
Purchases of premises and equipment .......................       (608)          (63)          (35)
Net cash received in acquisition ..........................     15,830            --            --
Other investing activities ................................          6            --            --
                                                              --------      --------      --------
  Net cash used by investing activities ...................     38,431        (8,082)       (3,043)
                                                              --------      --------      --------
Financing activities:
Net change in
  Interest bearing demand and savings deposits ............     13,195         8,883          (264)
  Certificates of deposits ................................    (21,173)            2         4,090
Proceeds from borrowings ..................................     20,000        19,000        19,000
Repayment of borrowings ...................................    (23,255)       (8,307)      (16,307)
Net change in advances by borrowers For taxes and
  insurance ...............................................        (44)           53             9
Cash dividends ............................................     (1,112)       (1,254)       (1,322)
Stock options exercised ...................................        117            --            --
Repurchase of common stock ................................     (7,414)       (3,456)       (3,024)
                                                              --------      --------      --------
  Net cash provided (used) by financing activities ........    (19,686)       14,921         2,182
                                                              --------      --------      --------
Net change in cash and cash equivalents ...................   $ 23,021      $  8,810      $  1,638
                                                              ========      ========      ========


     Pursuant to OTS capital regulations, savings associations must currently meet a 1.5% tangible capital requirement, a leverage ratio (or core capital) requirement of 3% to 5% depending upon the association's supervisory rating for safety and soundness, and a total risk-based capital to risk-weighted assets ratio of 8%. At December 31, 2002, Union Federal's capital levels exceeded all applicable regulatory capital requirements currently in effect. The following table provides the minimum regulatory capital requirements and Union Federal's capital ratios as of December 31, 2002:

                                       At December 31, 2002
                          ---------------------------------------------------
                           OTS Requirement     Union Federal's Capital Level
                          ---------------------------------------------------
                           % of                 % of                  Amount
Capital Standard          Assets    Amount    Assets(1)    Amount   of Excess
                          ---------------------------------------------------
                                       (Dollars in thousands)

Tangible capital......     1.5%    $ 4,002     12.23%      $32,631   $28,629
Core capital (2)......     4.0      10,672     12.23        32,631    21,959
Risk-based capital....     8.0      12,605     21.36        33,661    21,056
----------------------
(1) Tangible and core capital levels are shown as a percentage of total assets; risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) The OTS core capital requirement for savings associations is comparable to the OCC requirement for national banks. The OTS regulation requires at least 3% of total adjusted assets for savings associations that receive the highest supervisory rating for safety and soundness, and 4% to 5% for all other savings associations. Union Federal is in compliance with this regulation.


     As of December 31, 2002, management is not aware of any current recommendations by regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on Union Federal's liquidity, capital resources or results of operations.


Current Accounting Issues

     Accounting for a Business Combination. Statement of Financial Accounting Standards ("SFAS") No. 141 requires that all business combinations should be accounted for using the purchase method of accounting; use of the pooling method is prohibited.

     This Statement requires that goodwill be initially recognized as an asset in the financial statement and measured as the excess of the cost of an acquired entity over the net of the amounts assigned to identifiable assets acquired and liabilities assumed. In addition, SFAS No. 141 requires all other intangibles, such as core deposit intangibles for a financial institution, to be identified.

     The provisions of Statement No. 141 were effective for any business combination that is initiated after June 30, 2001.

     Accounting for Goodwill. Under the provisions of SFAS No. 142, goodwill should not be amortized but should be tested for impairment at the reporting unit level. Impairment test of goodwill should be done on an annual basis unless events or circumstances indicate impairment has occurred in the interim period. The annual impairment test can be performed at any time during the year as long as the measurement date is used consistently from year to year.

     Impairment testing is a two step process, as outlined within the statement. If the fair value of the goodwill is less than its carrying value, then the goodwill is deemed impaired and a loss recognized. Any impairment loss recognized as a result of completing the transitional impairment test should be treated as a change in accounting principle and recognized in the first interim period financial statements.

     The Company adopted these new accounting rules on January 1, 2002. As a result, the Company will not amortize the goodwill it recorded on January 2, 2002 related to the acquisition of Montgomery, but will make an annual assessment of any impairment in goodwill and, if necessary, recognize an impairment loss at that time. The Company had goodwill of $2,297,000 on its books at December 31, 2002. In addition, at December 31, 2002, no impairment loss was identified.

     Acquisitions of Certain Financial Institutions. SFAS No. 147 amends SFAS No. No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, and FASB Interpretation No. 9, Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method. SFAS No. 72 and FASB Interpretation No. 9 provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and Interpretation No. 9 and requires that those transactions be accounted in accordance with SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.147. In addition, SFAS No. 147 amends SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that SFAS No. 144 requires for other long-lived assets that are held and used.

     The effective date of SFAS No. 147 was October 1, 2002, with earlier application relating to previously recognized unidentifiable intangible assets permitted and did not have a significant impact on the Company upon adoption.

     Accounting for Stock-Based Compensation-- Transition and Disclosure. SFAS No. 148 amends FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation.

     Under the provisions of SFAS No. 123, companies that adopted the fair value based method were required to apply that method prospectively for new stock option awards. This contributed to a "ramp-up" effect on stock-based compensation expense in the first few years following adoption, which caused concern for companies and investors because of the lack of consistency in reported results. To address that concern, SFAS No. 148 provides two additional methods of transition that reflect an entity's full complement of stock-based compensation expense immediately upon adoption, thereby eliminating the ramp-up effect.

     SFAS No. 148 also improves the clarity and prominence of disclosures about the pro forma effects of using the fair value based method of accounting for stock-based compensation for all companies - regardless of the accounting method used - by requiring that the data be presented more prominently and in a more user-friendly format in the footnotes to the financial statements. In addition, SFAS No. 148 improves the timeliness of those disclosures by requiring that this information be included in interim as well as annual financial statements. In the past, companies were required to make pro forma disclosures only in annual financial statements.

     The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for fiscal years ending after December 15, 2002, with earlier application permitted in certain circumstances. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company does not believe that adoption of this statement will have a material effect on the Company's financial position or results of operations.


Impact of Inflation and Changing Prices

     The consolidated financial statements presented herein have been prepared in accordance with generally accepted accounting principles. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

     The Company's primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

     The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that the Company has made. The Company is unable to determine the extent, if any, to which properties securing its loans have appreciated in dollar value due to inflation.

Quarterly Results of Operations

The following table sets forth certain quarterly results for the years ended December 31, 2002 and 2001.



                                 Net      Provision               Basic       Diluted
Quarter   Interest   Interest  Interest    For Loan     Net     Earnings     Earnings    Dividends
Ended      Income    Expense    Income      Losses     Income   Per Share    Per Share   Per Share
--------------------------------------------------------------------------------------------------
                                    (Dollars in thousands except for per share data)
2002:
March      $4,594    $2,108     $2,486       $  40      $647     $0.30        $0.30        $0.11
June        4,685     2,104      2,581          20       893      0.39         0.39         0.12
September   4,465     2,036      2,429          30       699      0.31         0.31         0.14
December    4,242     1,914      2,328         282       563      0.26         0.26         0.15

2001:
March      $2,392    $1,251     $1,141       $  15      $436     $0.21        $0.21        $0.15
June        2,380     1,190      1,190          15       450      0.22         0.22         0.15
September   2,410     1,190      1,220          --       499      0.25         0.25         0.15
December    2,364     1,129      1,235          10       466      0.25         0.25         0.15


     Provision for loan losses increased during the fourth quarter of 2002 due primarily to a $240,000 loan charge off taken during the quarter based on updated appraisal information received during the fourth quarter.


Quantitative and Qualitative Disclosures about Market Risks

     An important component of Union Federal's asset/liability management policy includes examining the interest rate sensitivity of its assets and liabilities and monitoring the expected effects of interest rate changes on its net portfolio value.

     An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If Union Federal's assets mature or reprice more quickly or to a greater extent than its liabilities, Union Federal's net portfolio value and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if Union Federal's assets mature or reprice more slowly or to a lesser extent than its liabilities, its net portfolio value and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. Union Federal's policy has been to mitigate the interest rate risk inherent in the historical business of savings associations, the origination of long-term loans funded by short-term deposits, by pursuing certain strategies designed to decrease the vulnerability of its earnings to material and prolonged changes in interest rates.

     Because of the lack of customer demand for adjustable rate loans in its market area, Union Federal primarily originates fixed-rate real estate loans, which accounted for approximately 78.2% of its loan portfolio at December 31, 2002. To manage the interest rate risk of this type of loan portfolio, Union Federal limits maturities of fixed-rate loans to no more than 20 years. In addition, Union Federal continues to offer and attempts to increase its volume of adjustable rate loans when market interest rates make these type loans more attractive to customers.

     Management believes it is critical to manage the relationship between interest rates and the effect on Union Federal's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Union Federal manages assets and liabilities within the context of the marketplace, regulatory limitations and within limits established by its Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

     The OTS issued a final rule in 1993 which uses a net market value methodology to measure the interest rate risk exposure of savings associations. However, the OTS waived the effective date of this rule, and the rule has never gone into effect. Under this OTS regulation, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Savings associations with over $300 million in assets or less than a 12% risk-based capital ratio are required to file OTS Schedule CMR. Data from Schedule CMR is used by the OTS to calculate changes in NPV (and the related "normal" level of interest rate risk) based upon certain interest rate changes (discussed below). Associations which do not meet either of the filing requirements are not required to file OTS Schedule CMR, but may do so voluntarily. As Union Federal does not meet either of these requirements, it is not required to file Schedule CMR, although it does so voluntarily. Under the regulation, associations which must file are required to take a deduction (the interest rate risk capital component) from their total capital available to calculate their risk based capital requirement if their interest rate exposure is greater than "normal." The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets.

     It is estimated that at December 31, 2002, NPV would decrease 12% and 22% in the event of 200 and 300 basis point increases in market interest rates, respectively, compared to 20% and 31% for the same increases at December 31, 2001. Information was not available for 200 and 300 basis point decreases at the end of 2001 and 2002.

     Presented below, as of December 31, 2002 and 2001, is an analysis performed by the OTS of Union Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up 300 basis points and down 100 basis points. At December 31, 2002, 2% of the present value of Union Federal's assets was approximately $5.7 million. The interest rate risk of a 200 basis point increase in market rates was $5.4 million at December 31, 2002, and Union Federal would have been required to deduct $141,000 from its total capital available to calculate its risk based capital requirement if the OTS' NPV methodology had been in effect and if the Bank had been subject to the OTS' reporting requirements under this methodology. Union Federal's exposure to interest rate risk results from the concentration of fixed rate mortgage loans in its portfolio.

                                December 31, 2002
     --------------------------------------------------------------------------
                   Net Portfolio Value                 NPV as % of PV of Assets
      Change      ---------------------                ------------------------
     In Rates     $ Amount     $ Change     % Change    NPV Ratio      Change
     ---------    --------     --------     --------    ---------      ------
                              (Dollars in thousands)

     + 300 bp*     $33,453     $(9,699)      (22)%        12.52%       (273)bp
     + 200 bp       37,774      (5,377)      (12)         13.82        (143)bp
     + 100 bp       41,530      (1,621)       (4)         14.88         (37)bp
         0 bp       43,151                                15.25
     - 100 bp       42,492        (660)       (2)         14.92         (33)bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

         Pre-Shock NPV Ratio: NPV as % of PV of Assets....    15.25%
         Exposure Measure: Post-Shock NPV Ratio...........    13.82%
         Sensitivity Measure: Change in NPV Ratio.........    143 bp


     In contrast, presented below, as of December 31, 2001, is an analysis performed by the OTS of Union Federal's exposure to interest rate risk measured in 100 basis point increments, up and down 300 basis points.


                               December 31, 2001
     --------------------------------------------------------------------------
                   Net Portfolio Value                 NPV as % of PV of Assets
      Change      ---------------------                ------------------------
     In Rates     $ Amount     $ Change     % Change    NPV Ratio      Change
     ---------    --------     --------     --------    ---------      ------
                              (Dollars in thousands)

     + 300 bp*     $17,570     $(7,734)      (31)%        12.75%       (431)bp
     + 200 bp       20,119      (5,185)      (20)         14.25        (281)bp
     + 100 bp       22,797      (2,507)      (10)         15.74        (132)bp
         0 bp       25,304                                17.06
     - 100 bp       26,728       1,424         6          17.72          66 bp

             Interest Rate Risk Measures: 200 Basis Point Rate Shock

         Pre-Shock NPV Ratio: NPV as % of PV of Assets....    17.06%
         Exposure Measure: Post-Shock NPV Ratio...........    14.25%
         Sensitivity Measure: Change in NPV Ratio.........    281 bp
--------------------------
* Basis points (1 basis point equals .01%)

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the methods of analysis presented above. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could likely deviate significantly from those assumed in calculating the table.

                         Independent Accountants' Report



To the Shareholders and
Board of Directors
Union Community Bancorp
Crawfordsville, Indiana


     We have audited the accompanying consolidated balance sheets of Union Community Bancorp as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Union Community Bancorp as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.




/s/ BKD, LLP
Indianapolis, Indiana
January 28, 2003



                             Union Community Bancorp
                           Consolidated Balance Sheets
                           December 31, 2002 and 2001

                                                                              2002             2001
                                                                         ------------------------------
Assets
  Cash ...............................................................   $     992,705    $     375,349
  Interest bearing demand deposits ...................................      35,593,482       13,189,553
                                                                         -------------    -------------
    Cash and cash equivalents.........................................      36,586,187       13,564,902
  Interest bearing deposits ..........................................         145,107               --
  Investment securities held to maturity (fair value of $1,731,904
    and $2,967,860)...................................................       1,636,513        2,848,411
  Loans, net of allowance for loan losses of $1,030,000 and $519,554 .     216,703,469      121,749,210
  Premises and equipment .............................................       3,238,899          398,857
  Federal Home Loan Bank stock .......................................       3,423,600        1,530,300
  Investment in limited partnership ..................................         836,609          856,609
  Foreclosed assets and real estate held for development, net ........       1,607,146            8,500
  Goodwill  ..........................................................       2,296,927               --
  Interest receivable ................................................       1,276,538          903,040
  Core deposit intangible ............................................         484,820               --
  Other assets .......................................................       1,080,502          531,599
                                                                         -------------    -------------
      Total assets ...................................................   $ 269,316,317    $ 142,391,428
                                                                         =============    =============

Liabilities
  Deposits
    Noninterest bearing ..............................................   $   3,849,659    $   1,397,380
    Interest bearing .................................................     186,341,769       80,304,133
                                                                         -------------    -------------
      Total deposits .................................................     190,191,428       81,701,513
  Borrowings .........................................................      40,054,523       25,882,775
  Interest payable ...................................................         650,182          186,119
  Dividends payable ..................................................         341,700          292,183
  Other liabilities ..................................................         889,967          588,685
                                                                         -------------    -------------
      Total liabilities ..............................................     232,127,800      108,651,275
                                                                         -------------    -------------

Commitments and Contingent Liabilities

Shareholders' Equity
  Preferred stock, without par value
    Authorized and unissued - 2,000,000 shares
  Common stock, without par value
    Authorized - 5,000,000 shares
    Issued and outstanding - 2,278,000 and 2,100,000 shares ..........      24,159,185       20,547,581
  Retained earnings ..................................................      15,032,214       15,556,661
  Unearned employee stock ownership plan (ESOP) shares ..............       (1,323,401)      (1,420,777)
  Unearned recognition and retention plan (RRP) shares ...............        (679,481)        (943,312)
                                                                         -------------    -------------
      Total shareholders' equity .....................................      37,188,517       33,740,153
                                                                         -------------    -------------

      Total liabilities and shareholders' equity .....................   $ 269,316,317    $ 142,391,428
                                                                         =============    =============

See Notes to Consolidated Financial Statements



                             Union Community Bancorp
                        Consolidated Statements of Income
                     Years December 31, 2002, 2001 and 2000

                                                          2002          2001          2000
                                                      ---------------------------------------
Interest and Dividend Income
  Loans ...........................................   $17,239,593   $ 8,949,593   $ 8,486,167
  Investment securities
    Mortgage-backed securities ...... .............       150,267       174,360       228,826
    Other investment securities ...................        48,185       184,076       318,995
  Federal Home Loan Bank stock ....................       207,550        87,468        86,120
  Deposits with financial institutions ............       340,431       149,954       102,128
                                                      -----------   -----------   -----------
      Total interest and dividend income ..........    17,986,026     9,545,451     9,222,236
                                                      -----------   -----------   -----------

Interest Expense
  Deposits ........................................     6,304,542     4,035,014     3,855,702
  Federal Home Loan Bank advances .................     1,857,892       724,787       745,894
                                                      -----------   -----------   -----------
      Total interest expense ......................     8,162,434     4,759,801     4,601,596
                                                      -----------   -----------   -----------

Net Interest Income ...............................     9,823,592     4,785,650     4,620,640
  Provision for loan losses .......................       372,472        40,000        60,000
                                                      -----------   -----------   -----------

Net Interest Income After Provision for Loan Losses     9,451,120     4,745,650     4,560,640
                                                      -----------   -----------   -----------

Other Income (Losses)
  Service charges on deposit accounts....... ......       155,330        22,967        19,568
  Equity in losses of limited partnership .........       (20,000)      (55,000)     (100,000)
  Net realized gains on sales of
    available-for-sale securities .................         8,534            --        46,128
  Other income ....................................       205,073       145,320       104,711
                                                      -----------   -----------   -----------
      Total other income ..........................       348,937       113,287        70,407
                                                      -----------   -----------   -----------

Other Expenses
  Salaries and employee benefits ..................     2,808,870     1,335,003     1,101,660
  Net occupancy expenses ..........................       310,868        85,212        45,001
  Equipment expenses ..............................       311,678        35,631        23,123
  Legal and professional fees .....................       156,973       123,875       108,741
  Data processing .................................       811,773        94,502        77,314
  Other expenses ..................................     1,118,698       406,572       329,307
                                                      -----------   -----------   -----------
      Total other expenses ........................     5,518,860     2,080,795     1,685,146
                                                      -----------   -----------   -----------

Income Before Income Tax ..........................     4,281,197     2,778,142     2,945,901
  Income tax expense ..............................     1,478,935       927,062     1,010,821
                                                      -----------   -----------   -----------

Net Income ........................................   $ 2,802,262   $ 1,851,080   $ 1,935,080
                                                      ===========   ===========   ===========

Basic Earnings per Share ..........................   $      1.25   $       .93   $       .87

Diluted Earnings per Share ........................          1.24           .93           .87

See Notes to Consolidated Financial Statements


                             Union Community Bancorp
                 Consolidated Statements of Shareholders' Equity
                     Years December 31, 2002, 2001 and 2000

                                                                      Accumulated
                                                                         Other          Unearned
                                          Common         Retained    Comprehensive        ESOP          Unearned
                                           Stock         Earnings       Income           Shares       Compensation       Total
------------------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 2000 ..........   $ 25,389,422    $ 15,912,206     $15,385        $(1,624,444)   $ (1,412,654)   $ 38,279,915
  Comprehensive income
    Net and comprehensive income ...                      1,935,080                                                      1,935,080
    Other comprehensive loss,
      net of tax
    Unrealized losses on securities,
      net of reclassification
      adjustment ...................                                    (15,385)                                           (15,385)
                                                                                                                      ------------
  Comprehensive income .............                                                                                     1,919,695
                                                                                                                      ------------
  Cash dividends ($.585 per share) .                     (1,333,440)                                                    (1,333,440)
  Purchase of common stock .........     (2,535,911)       (488,542)                                                    (3,024,453)
  Amortization of unearned
    compensation expense ...........                                                                       227,466         227,466
  ESOP shares earned ...............         15,432                                        103,319                         118,751
                                       ------------    ------------     -------       ------------    ------------    ------------

Balances, December 31, 2000 ........     22,868,943      16,025,304           0         (1,521,125)     (1,185,188)     36,187,934
  Net and comprehensive income .....                      1,851,080                                                      1,851,080
  Cash dividends ($.60  per share) .                     (1,219,732)                                                    (1,219,732)
  Purchase of common stock .........     (2,356,034)     (1,099,991)                                                    (3,456,025)
  Amortization of unearned
    compensation expense ...........                                                                       241,876         241,876
  ESOP shares earned ...............         34,672                                        100,348                         135,020
                                       ------------    ------------     -------       ------------    ------------    ------------

Balances, December 31, 2001 ........     20,547,581      15,556,661           0         (1,420,777)       (943,312)     33,740,153
  Net and comprehensive income .....                      2,802,262                                                      2,802,262
  Cash dividends ($.52 per share) ..                     (1,161,061)                                                    (1,161,061)
  Shares issued in acquisition, net
    of cost ........................      8,954,487                                                                      8,954,487
  Shares canceled in acquisition ...       (257,111)                                                                      (257,111)
  Purchase of common stock .........     (5,247,896)     (2,165,648)                                                    (7,413,544)
  Stock options exercised ..........        116,750                                                                        116,750
  Amortization of unearned
    compensation expense ...........                                                                       263,831         263,831
  ESOP shares earned ...............         45,374                                         97,376                         142,750
                                       ------------    ------------     -------       ------------    ------------    ------------

Balances, December 31, 2002 ........   $ 24,159,185    $ 15,032,214     $     0       $ (1,323,401)   $   (679,481)   $ 37,188,517
                                       ============    ============     =======       ============    ============    ============

See Notes to Consolidated Financial Statements

                             Union Community Bancorp
                      Consolidated Statements of Cash Flows
                     Years December 31, 2002, 2001 and 2000

                                                                              2002                2001                 2000
                                                                         -------------------------------------------------------
Operating Activities
  Net income .........................................................   $  2,802,262         $  1,851,080         $  1,935,080
  Items not requiring (providing) cash
    Provision for loan losses ........................................        372,472               40,000               60,000
    Depreciation .....................................................        327,392               38,106               28,260
    Deferred income tax ..............................................        398,958              (20,814)             (41,757)
    Investment securities accretion, net .............................        (15,302)              (3,314)             (34,546)
    Gains on sale of investment securities available for sale ........         (8,534)                  --              (46,128)
    Losses on sale of foreclosed real estate .........................         44,773                   --                   --
    Equity in losses of limited partnership ..........................         20,000               55,000              100,000
    Amortization of unearned compensation expense ....................        263,831              241,876              227,466
    ESOP shares earned ...............................................        142,750              135,020              118,751
    Amortization of purchase accounting adjustments ..................       (907,695)                  --                   --
  Net change in
    Interest receivable ..............................................        301,166               55,410             (134,682)
    Interest payable .................................................        (52,340)             (10,104)              73,658
  Other adjustments ..................................................        586,034             (411,370)             212,459
                                                                         ------------         ------------         ------------
      Net cash provided by operating activities ......................      4,275,767            1,970,890            2,498,561
                                                                         ------------         ------------         ------------

Investing Activities
  Net change in interest bearing deposits ............................         94,521                   --                   --
  Purchases of investment securities held to maturity ................             --                   --             (300,000)
  Proceeds from sales of investment securities available for sale ....         75,613                   --              336,115
  Proceeds from maturities and paydowns of mortgage-backed
    securities held to maturity ......................................        827,200              437,335              259,037
  Proceeds from maturities of investment securities held to
    maturity .........................................................        400,000            4,315,000                   --
  Net change in loans ................................................     20,948,780          (12,284,036)          (3,303,368)
  Purchases of premises and equipment ................................       (607,578)             (62,977)             (34,819)
  Additions to real estate owned .....................................        (88,509)                  --                   --
  Proceeds from real estate sales ....................................        950,881                   --                   --
  Purchase of Federal Home Loan Bank of Indianapolis stock ...........             --             (486,600)                  --
  Net cash received in acquisition ...................................     15,829,942                   --                   --
                                                                         ------------         ------------         ------------
      Net cash provided by (used in) investing activities ............     38,430,850           (8,081,278)          (3,043,035)
                                                                         ------------         ------------         ------------

Financing Activities
  Net change in
    Interest bearing demand and savings deposits .....................     13,195,417            8,882,589             (264,246)
    Certificates of deposit ..........................................    (21,173,403)               2,464            4,090,264
  Proceeds from borrowings ...........................................     20,000,000           19,000,000           19,000,000
  Repayment of borrowings ............................................    (23,254,580)          (8,306,660)         (16,306,533)
  Cash dividends .....................................................     (1,111,544)          (1,254,332)          (1,322,248)
  Stock options exercised ............................................        116,750                   --                   --
  Repurchase of common stock  ........................................     (7,413,544)          (3,456,025)          (3,024,453)
  Net change in advances by borrowers for taxes an
    insurance ........................................................        (44,428)              52,568                9,351
                                                                         ------------         ------------         ------------
      Net cash provided by (used in) financing activities ............    (19,685,332)          14,920,604            2,182,135
                                                                         ------------         ------------         ------------
Net Change in Cash and Cash Equivalents ..............................     23,021,285            8,810,216            1,637,661

Cash and Cash Equivalents, Beginning of Year .........................     13,564,902            4,754,686            3,117,025
                                                                         ------------         ------------         ------------
Cash and Cash Equivalents, End of Year ...............................   $ 36,586,187         $ 13,564,902         $  4,754,686
                                                                         ============         ============         ============

Additional Cash Flows Information
  Interest paid ......................................................   $  8,214,774         $  4,769,905         $  4,527,938
  Income tax paid ....................................................      1,124,491            1,077,327              938,419
  Loans transferred to (from) foreclosed real estate .................        663,142                   --              (88,024)


See Notes to Consolidated Financial Statements


                             Union Community Bancorp
                   Notes to Consolidated Financial Statements
                        December 31, 2002, 2001 and 2000
                       (Table Dollar Amounts in Thousands)

Note 1: Nature of Operations and Summary of Significant Accounting Policies


     The accounting and reporting policies of Union Community Bancorp (the "Company") and its wholly-owned subsidiary, Union Federal Savings and Loan Association ("Union Federal") and Union Federal's wholly-owned subsidiaries, UFS Service Corp. ("UFS") and MSA Service Corporation ("MSA"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     The Company is a thrift holding company whose principal activity is the ownership and management of Union Federal. Union Federal operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, Union Federal is subject to regulation by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation.

     The Company generates mortgage and consumer loans and receives deposits from customers located primarily in Montgomery County, Indiana and surrounding counties. The Company's loans are generally secured by specific items of collateral including real property, consumer assets and business assets. UFS invests in a low income housing partnership. MSA is a real estate management and development company.

     Consolidation - The consolidated financial statements include the accounts of the Company and Union Federal after elimination of all material intercompany transactions.

     Cash Equivalents - The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

     Investment Securities - Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity and marketable equity securities are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

     Amortization of premiums and accretion of discounts are recorded as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

     Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that Union Federal will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans with payment delays not exceeding 90 days are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered to be impaired. The Company considers its investment in one- to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to make payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

     Allowance for loan losses is maintained to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for credit losses, which is charged against current period operating results. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The Company's methodology for assessing the appropriateness of the allowance consists of several key elements, which include the formula allowance, specific allowances for identified problem loans, and the unallocated allowance.

     The formula allowance is calculated by applying loss factors to certain classified loans and pools of loans. Changes in classifications of both performing  and  nonperforming  loans  affect  the  amount  of the  formula allowance.  Loss  factors  are  based  on  the  Company's  historical  loss experience and may be adjusted for significant factors that, in management's judgement, affect the collectibility of the portfolio as of the evaluation date.

     Specific allowances are established in cases where management has identified significant conditions or circumstances related to a credit that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

     There are certain inherent risks in the Company's loan portfolio; accordingly, the Company includes certain environmental or qualitative factors in its determination of the adequacy of the allowance for loan losses. These factors include existing general economic and business conditions affecting the Company's key lending areas, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, and regulatory examination results. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific credits.

     The allowance for loan losses also incorporates the results of measuring impaired loans as provided in SFAS No. 114 and SFAS No. 118. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan and the estimated present value of total expected future cash flows, discounted at the loan's effective rate, or the fair value of the collateral of the loan, if collateral dependent. Impairment is recognized by adjusting an allocation of the existing allowance for loan losses.

     The determination of the adequacy of the allowance for loan losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of December 31, 2002, the allowance for loan losses is based on information currently available. A worsening or protracted economic decline in the area within which Union Federal operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

     Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets which range from 5 to 31.5 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

     Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank (FHLB) system. The required investment in the common stock is based on a predetermined formula.

     Investment in limited partnership is recorded using the equity method of accounting. Losses due to impairment are recorded when it is determined that the investment no longer has the ability to recover its carrying amount. The benefits of low income housing tax credits associated with the investment are accrued when earned.

     Foreclosed assets and real estate held for development, net arises from loan foreclosure or deed in lieu of foreclosure and acquisition of real estate for development and are carried at the lower of cost or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property, net of rental and other income, are expensed.

     Goodwill is annually tested for impairment. If the implied fair value of goodwill is lower than its carrying amount, a goodwill impairment is indicated and goodwill is written down to its implied fair value. Subsequent increases in goodwill value are not recognized in the financial statements.

     Core deposit intangible is being amortized on an accelerated basis over seven years until such time that straight-line amortization exceeds the accelerated method. This asset is periodically evaluated as to the recoverability of its carrying value.

     Stock options - The Company has a stock-based employee compensation plan, which is described more fully in Note 17. The Company accounts for this plan under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the grant date. The following table illustrates the effect on net income and earnings per share as if the Company had applied the fair value provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, to stock-based employee compensation.

                                                    2002      2001      2000
                                                   --------------------------
     Net income, as reported                       $2,802    $1,851    $1,935
     Less:  Total stock-based employee
       compensation cost determined under
       the fair value based method, net
       of income taxes                                (48)      (98)      (98)
                                                   ------    ------    ------
     Pro forma net income                          $2,754    $1,753    $1,837
                                                   ======    ======    ======
     Earnings per share
       Basic - as reported                         $ 1.25    $  .93    $  .87
                                                   ======    ======    ======
       Basic - pro forma                           $ 1.22    $  .88    $  .83
                                                   ======    ======    ======
       Diluted - as reported                       $ 1.24    $  .93    $  .87
                                                   ======    ======    ======
       Diluted - pro forma                         $ 1.22    $  .88    $  .83
                                                   ======    ======    ======


     Income tax in the consolidated statements of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

     Earnings per share have been computed based upon the weighted-average common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average shares outstanding.


Note 2:  Business Combination

     On January 2, 2002, the Company acquired Montgomery Financial Corporation ("Montgomery"), the holding company of Montgomery Savings, a Federal Association ("Montgomery Savings"), a federally chartered thrift.
     Montgomery was merged into the Company and Montgomery Savings was merged into Union Federal. MSA Service Corporation ("MSA"), an Indiana corporation and wholly-owned subsidiary of Montgomery Savings, will continue as a subsidiary of Union Federal. Montgomery's results of operations and financial position were included in the Company's consolidated financial statements beginning January 3, 2002.

     In connection with the Montgomery acquisition, the Company issued 678,967 shares of its common stock with a fair value of approximately $8,954,000, net of registration costs of $113,000, and paid cash of approximately $9,059,000 to Montgomery's shareholders. As of the merger date, Montgomery owned 20,000 shares of the Company's common stock with a net book value of approximately $257,000. The shares were canceled as part of that transaction. The Company paid $489,000 in merger related expenses.

     The acquisition was accounted for under the purchase method of accounting, and accordingly, the net assets were recorded at their estimated fair values at the date of acquisition. Fair value adjustments on the assets acquired and liabilities assumed are being amortized over the estimated useful lives of the related assets and liabilities. As a result of the acquisition, the Company has an opportunity to increase its customer base and continue to increase its market share. The excess of the purchase price over the estimated fair value of the underlying net assets of $2,297,000 was allocated to goodwill and is not deductible for tax purposes. Additionally, a core deposit intangible of $590,000 was recognized and is being amortized on an accelerated basis over seven years.

     The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

     Cash and cash equivalents                       $ 25,490
     Loans, net of allowance for loan losses          117,029
     Premises and equipment                             2,530
     Goodwill                                           2,297
     Core deposit intangible                              590
     Other assets                                       6,564
                                                     --------
        Total assets acquired                         154,500
                                                     --------

     Deposits                                         117,390
     Federal Home Loan Bank advances                   17,607
     Other liabilities                                  1,145
                                                     --------
         Total liabilities acquired                   136,142
                                                     --------
        Net assets acquired                          $ 18,358
                                                     ========

     The following pro forma information, including the effect of purchase accounting adjustments, depicts the results of operations as though the merger had taken place at the beginning of each period.

                                                     2002          2001
                                                  --------------------------

         Net interest income                        $9,908        $9,714
         Net income                                  1,842         2,470
         Net income per share - basic and diluted      .82           .93

     The pro forma results of operations do not purport to be indicative of the results which would actually have been obtained had the merger occurred on the date indicated or which may be obtained in the future.


Note 3: Restriction on Cash and Due From Banks

     The Company is required to maintain reserve funds in cash and/or on deposit with the Federal Reserve Bank. The reserve required at December 31, 2002 was $150,000.


Note 4:  Investment Securities

                                                          2002
                                      ------------------------------------------
                                                    Gross       Gross
                                      Amortized  Unrealized  Unrealized    Fair
                                        Cost        Gains      Losses      Value
                                      ------------------------------------------
     Held to maturity
       Federal agencies                $  300        $ 8         $--      $  308
       Mortgage-backed securities       1,337         87          --       1,424
                                       ------        ---         ---      ------
         Total held to maturity        $1,637        $95         $ 0      $1,732
                                       ======        ===         ===      ======


                                                          2001
                                      ------------------------------------------
                                                    Gross       Gross
                                      Amortized  Unrealized  Unrealized    Fair
                                        Cost        Gains      Losses      Value
                                      ------------------------------------------
     Held to maturity
       Federal agencies                $  700       $ 28         $--      $  728
       Mortgage-backed securities       2,148         94           2       2,240
                                       ------        ---         ---      ------
         Total held to maturity        $2,848       $122         $ 2      $2,968
                                       ======        ===         ===      ======

     At December 31, 2002, federal agencies outstanding mature in one to five years.

     Proceeds from sales of securities available for sale during 2002 and 2000 were $76,000 and $336,000. Gross gains of $9,000 and $46,000 were realized on those sales. There were no sales of securities available for sale during 2001.

Note 5:  Loans and Allowance


                                                                              2002        2001
                                                                            --------------------
       Real estate mortgage loans
         One-to-four family                                                 $ 163,890    $  91,796
         Multi-family                                                           7,098        7,095
         Commercial                                                            34,788       14,777
         Land                                                                   3,169          658
       Real estate construction loans                                           1,615          736
       Commercial loans                                                         6,433        7,342
       Individuals' loans for household and other personal expenditures           614          198
                                                                            ---------    ---------
                                                                              217,607      122,602
       Unamortized deferred loan costs (fees)                                     126         (333)
       Allowance for loan losses                                               (1,030)        (520)
                                                                            ---------    ---------
           Total loans                                                      $ 216,703    $ 121,749
                                                                            =========    =========


                                                2002     2001   2000
                                               ----------------------
       Allowance for loan losses
         Balances, beginning of year           $  520    $480   $422
         Allowance acquired in acquisition        379
         Provision for losses                     372      40     60
         Loans charged off                       (241)     --     (2)
                                               ------    ----   ----
         Balances, end of year                 $1,030    $520   $480
                                               ======    ====   ====




     Information on impaired loans is summarized below.

                                                                  2002     2001
                                                                 --------------
      Impaired loans with an allowance                           $2,775    $464
      Allowance for impaired loans (included in the Company'
        allowance for loan losses)                                  293      23



                                                        2002     2001      2000
                                                       ------------------------

      Average balance of impaired loans                $3,060    $116      $131
      Interest income recognized on impaired loans         66      --        10
      Cash basis interest included above                   66      --        10


     At December 31, 2002 and 2001, non-accruing loans were $3,069,000 and $682,000, respectively. At December 31, 2002 and 2001, there were no accruing loans delinquent 90 days or more.


Note 6:  Premises and Equipment

                                                               2002       2001
                                                              -----------------
     Land                                                     $  564     $ 146
     Buildings                                                 1,988       584
     Construction in process                                     432        --
     Equipment                                                 1,132       264
                                                              ------     -----
       Total cost                                              4,116       994
     Accumulated depreciation                                   (877)     (595)
                                                              ------     -----
       Net                                                    $3,239     $ 399
                                                              ======     =====


Note 7:  Note Investment in Limited Partnership

     The investment in limited partnership of $837,000 and $857,000 at December 31, 2002 and 2001 represents a 99 percent equity in Pedcor Investments - 1993-XVI, LP (Pedcor), a limited partnership organized to build, own and operate a 48-unit apartment complex. In addition to recording its equity in the losses of Pedcor, the Company has recorded the benefit of low income housing tax credits of $178,000 for each of the years ended December 31, 2002, 2001 and 2000. Condensed financial statements for Pedcor are as follows:

                                                         2002     2001
                                                       ----------------
     Condensed statements of financial condition
       Assets
         Cash                                           $  136   $  104
         Land and property                               2,008    2,062
         Other assets                                      210      196
                                                        ------   ------
           Total assets                                 $2,354   $2,362
                                                        ======   ======
       Liabilities
         Notes payable - Association                    $  268   $  406
         Notes payable - other                           1,309    1,319
         Other liabilities                                 163      163
                                                        ------   ------
           Total liabilities                             1,740    1,888
       Partners' equity                                    614      474
                                                        ------   ------
         Total liabilities and partners' equity         $2,354   $2,362
                                                        ======   ======


                                                2002         2001       2000
                                               -------------------------------
       Condensed statements of operations
         Total revenue                         $  258      $  263      $  258
         Total expenses                          (292)       (305)       (318)
                                               ------      ------      ------
           Net loss                            $  (34)     $  (42)     $  (60)
                                               ======      ======      ======



Note 8:  Core Deposit Intangible

     The carrying basis and accumulated amortization of the recognized core deposit intangible at December 31, 2002 was $590,000 and $105,000.

     Amortization expense for the year ended December 31, 2002 was $105,000. Estimated amortization expense for each of the following five years is approximately $80,000.

Note 9:  Deposits

                                                                     2002       2001
                                                                  -------------------

     Noninterest bearing demand                                   $  3,850   $  1,397
     Interest bearing demand                                        49,462     26,303
     Savings deposits                                               32,414      3,284
     Certificates and other time deposits of $100,000 or more       42,233     17,372
     Other certificates and time deposits                           62,232     33,346
                                                                  --------   --------
        Total deposits                                            $190,191   $ 81,702
                                                                  ========   ========


     The scheduled maturities of time deposits are:

         2003                        $ 65,908
         2004                          21,300
         2005                           8,129
         2006                           3,687
         2007                           5,441
                                     --------
                                     $104,465
                                     ========


Note 10:  Borrowings

     Borrowings included the following:

                                                             2002      2001
                                                           ------------------
     FHLB advances                                         $39,752   $25,406
     Note payable                                              303       477
                                                           -------   -------
                                                           $40,055   $25,883
                                                           =======   =======

     Aggregate annual maturities of borrowings at December 31, 2002, are:

         2003                                              $ 7,473
         2004                                                  253
         2005                                                4,329
         2007                                               10,000
         2010 and 2011                                      18,000
                                                           -------
                                                           $40,055
                                                           =======

     FHLB advances are secured by first-mortgage loans totaling $151,905,000. Advances, at interest rates from 3.9 to 5.6 percent, are subject to restrictions or penalties in the event of prepayment.

     Union Federal has an available line of credit with the FHLB totaling $2,000,000. The line of credit expires March 3, 2003 and bears interest at a rate equal to the current variable advance rate. There were no draws on this line of credit at December 31, 2002.

     The note payable bears no interest so long as there exists no event of default. In the instances where an event of default has occurred, interest shall be calculated at a rate equal to the lesser of 14 percent per annum or the highest amount permitted by applicable law.


Note 11:  Income Tax

                                                                      2002        2001        2000
                                                                    --------------------------------
     Income tax expense
       Currently payable
         Federal ................................................   $   843     $   719     $   821
         State ..................................................       237         229         231
       Deferred
         Federal ................................................       273         (17)        (35)
         State ..................................................       126          (4)         (6)
                                                                    -------     -------     -------
       Total income tax expense .................................   $ 1,479     $   927     $ 1,011
                                                                    =======     =======     =======

     Reconciliation of federal statutory to actual tax expense...
     Federal statutory income tax at 34% ........................   $ 1,456     $   945     $ 1,002
     Effect of state income taxes ...............................       240         149         148
     Tax credits ................................................      (178)       (178)       (178)
     Other ......................................................       (39)         11          39
                                                                    -------     -------     -------
       Actual tax expense .......................................   $ 1,479     $   927     $ 1,011
                                                                    =======     =======     =======
     Effective tax rate .........................................      34.5%       33.4%       34.3%



     The components of the cumulative net deferred tax asset included in other assets are as follows:

                                          2002    2001
                                          -------------

     Assets
       Allowance for loan losses .....   $ 435    $ 219
       Pensions and employee benefits      108       48
       Purchase accounting adjustments     352       --
       Other .........................      60       51
                                         -----    -----
         Total assets ................     955      318
                                         -----    -----

     Liabilities
       Depreciation ..................    (290)     (32)
       State income tax ..............     (16)      (9)
       FHLB stock dividend ...........     (53)     (23)
       Loan fees .....................    (263)     (11)
       Equity in partnership losses ..    (119)    (122)
                                         -----    -----
         Total liabilities ...........    (741)    (197)
                                         -----    -----
                                         $ 214    $ 121
                                         =====    =====

     There was no valuation allowance necessary at December 31, 2002 and 2001.

     Retained earnings include approximately $4,132,000 for which no deferred income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions as of December 31, 1987 for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses including redemption of bank stock or excess dividends, or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $1,637,000.


Note 12:  Other Comprehensive Income

                                                                            2002
                                                            -----------------------------------
                                                            Before-Tax      Tax      Net-of-Tax
                                                              Amount      Expense      Amount
                                                            -----------------------------------
     Unrealized gains on securities:
       Unrealized holding gains arising during the year        $  8        $(3)         $ 5
       Less: reclassification adjustment for gains realized
         in net income                                            8         (3)           5
                                                               ----        ---          ---
       Other comprehensive income                              $ --        $--          $--
                                                               ====        ===          ===

                                                                            2000
                                                            -----------------------------------
                                                            Before-Tax      Tax      Net-of-Tax
                                                              Amount      Expense      Amount
                                                            -----------------------------------
     Unrealized gains (losses) on securities:
       Unrealized holding gains arising during the year        $ 21       $ (7)        $ 14
       Less: reclassification adjustment for gains realized
         in net income                                           46        (17)          29
                                                               ----        ---          ---
       Other comprehensive loss                                $(25)      $ 10         $(15)
                                                               ====        ===          ===

     During 2001, the Company had no realized or unrealized gains (losses) on securities or other items of comprehensive income.


Note 13:  Commitments and Contingent Liabilities

     In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not included in the accompanying financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

     Financial instruments whose contract amount represents credit risk as of December 31 were as follows:

                                                  2002            2000
                                                ------------------------

     Commitments to extend credit               $11,670           $9,087
     Standby letters of credit                    4,177            4,199


     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management's credit evaluation. Collateral varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

     Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party.

     Union Federal has entered into employment agreements with three officers which provide for the continuation of salary and certain benefits for a specified period of time under certain conditions for approximately three years. Under the terms of the agreement, these payments could occur in the event of a change in control of Union Federal, as defined, along with other specific conditions. Union Federal is not required to pay any amounts under this agreement which cannot be deducted for federal income tax purposes.

     The Company and its subsidiary are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

Note 14:  Dividend and Capital Restrictions

     Without prior approval, current regulations allow Union Federal to pay dividends to the Company not exceeding retained net income for the current year plus those for the previous two years. Union Federal normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure.

     At December 31, 2002, the shareholder's equity of Union Federal was $35,903,000. Although well capitalized, under current regulations in effect, Union Federal is required to apply to the Office of Thrift Supervision to pay dividends to the Company.


Note 15:  Regulatory Capital

     Union Federal is subject to various regulatory capital requirements administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by ratios that are calculated according to the regulations. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

     There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At December 31, 2002 and 2001, Union Federal is categorized as well capitalized and meets all subject capital adequacy requirements. There are no conditions or events since December 31, 2002 that management believes have changed Union Federal's classification.

     Union Federal's actual and required capital amounts and ratios are as follows:




                                                                                            2002
                                                                                          Required for            To Be Well
                                                                      Actual          Adequate Capital(1)       Capitalized(1)
                                                                Amount      Ratio      Amount      Ratio      Amount      Ratio
                                                                ---------------------------------------------------------------
      Total risk-based capital(1) (to risk-weighted assets)     $33,661      21.4%     $12,605      8.0%     $15,756      10.0%
      Tier 1 capital(1) (to risk-weighted assets)                32,631      20.7%       6,302      4.0%       9,454       6.0%
      Core capital(1) (to adjusted total assets)                 32,631      12.2%      10,672      4.0%      13,340       5.0%
      Core capital(1) (to adjusted tangible assets)              32,631      12.2%       5,336      2.0%         N/A        N/A
      Tangible capital(1) (to adjusted total assets)             32,631      12.2%       4,002      1.5%         N/A        N/A

      (1) As defined by regulatory agencies


                                                                                            2001
                                                                                          Required for            To Be Well
                                                                      Actual          Adequate Capital(1)       Capitalized(1)
                                                                Amount      Ratio      Amount      Ratio      Amount      Ratio
                                                                ---------------------------------------------------------------
     Total risk-based capital(1) (to risk-weighted assets)      $20,709    26.8%        $6,185      8.0%      $7,731      10.0%
     Tier 1 capital(1) (to risk-weighted assets)                 20,190    26.1%         3,092      4.0%       4,639       6.0%
     Core capital(1) (to adjusted total assets)                  20,190    14.2%         5,673      4.0%       7,091       5.0%
     Core capital(1) (to adjusted tangible assets)               20,190    14.2%         2,836      2.0%         N/A        N/A
     Tangible capital(1) (to adjusted total assets)              20,190    14.2%         2,127      1.5%         N/A        N/A

     (1) As defined by regulatory agencies



Note 16:  Employee Benefit Plans

     The Company provides pension benefits for substantially all of its employees, and is a participant in a multi-employer pension fund. Separate actuarial valuations are not made with respect to each participating employer. Pension expense was $2,000, $1,000, and $2,000 for 2002, 2001 and 2000.

     The Company has a retirement savings 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 50% for the first 5% of base salary contributed by participants. The Company's expense for the plan was $45,000, $18,000 and $15,000 for 2002, 2001 and 2000.

     The Company has an ESOP covering substantially all employees of the Company and Union Federal. The ESOP acquired 184,000 shares of the Company common stock at $10 per share with funds provided by a loan from the Company. Unearned ESOP shares totaled 132,340 and 142,078 at December 31, 2002 and 2001 and had a fair value of $2,078,000 and $1,984,600 at December 31, 2002 and 2001. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which may be distributed to participants or used to repay the loan, are treated as compensation expense. Compensation expense is recorded in an amount equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of Union Federal, are made to the ESOP. ESOP expense for the years ended December 31, 2002, 2001 and 2000 was $143,000, $135,000 and $119,000. At December 31, 2002, the ESOP had
     51,660 allocated shares, 132,340 suspense shares and no committed-to-be released shares. At December 31, 2001, the ESOP had 41,922 allocated shares, 142,078 suspense shares and no committed-to-be released shares.

     Union Federal has a Recognition and Retention Plan and Trust ("RRP"). Union Federal contributed $1,753,853 to the RRP for the purchase of 121,670 shares of Company common stock, and grants for 88,900 of these shares have been awarded to various directors, officers and employees of Union Federal. These awards generally are to vest and be earned by the recipient at a rate of 20 percent per year. Expense under the plan for the years ended December 31, 2002, 2001 and 2000 was $264,000, $242,000 and $227,000.


Note 17:  Stock Option Plan

     Under the Company's stock option plan (the "Plan"), which is accounted for under the recognition and measurement principles of Accounting Principles Board Opinion ("APB") No. 25, Accounting for Stock Issued to Employees, and related interpretations, the Company grants selected executives and other key employees stock option awards which vest at a rate of 20 percent per year. The Company has authorized the grant of options for up to 304,175 shares of the Company's common stock and has granted 186,000 of the options. The exercise price of each option, which has a ten-year life, was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

     Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. No options have been granted since 1998. The pro forma effect on net income is disclosed in Note 1.

     A summary of the status of the Plan at December 31, 2002, 2001 and 2000, and changes during the years then ended is presented below:



                                             2002                       2001                      2000
                                                 Weighted-                  Weighted-                 Weighted-
                                                  Average                    Average                   Average
                                     Shares   Exercise Price    Shares   Exercise Price    Shares   Exercise Price
                                    ------------------------------------------------------------------------------
     Outstanding,
       beginning of year            186,000       $14.49        186,000      $14.49        186,000      $14.49
     Exercised                       (8,000)       14.49             --                         --
     Forfeited                      (13,000)       14.49             --                         --
                                    -------                     -------                    -------
     Outstanding, end of year       165,000        14.49        186,000       14.49        186,000       14.49
                                    =======                     =======                    =======
     Options exercisable,
       end of year                  130,400                     116,800                     74,400
                                    =======                     =======                    =======

     As of December 31, 2002, the options outstanding have a weighted-average remaining contractual life of 5.5 years.


Note 18:  Earnings Per Share

     Earnings per share (EPS) were computed as follows:

                                                           Year Ended December 31, 2002
                                                              Weighted-Average Shares
                                                                                 Per Share
                                                          Income     Shares        Amount
                                                          --------------------------------
     Basic earnings per share
       Income available to common stockholders            $2,802     2,249,239     $1.25
                                                                                   =====
     Effect of dilutive stock options                                    1,841
                                                          ------     ---------

     Diluted earnings per share
       Income available to common stockholders and
         assumed conversions                              $2,802     2,251,080     $1.24
                                                          ======     =========     =====


     For 2001 and 2000, basic and diluted EPS were $.93 and $.87 a share, and the weighted-average shares outstanding were 1,995,020 and 2,217,229. Options to purchase 186,000 shares were excluded from the computation of diluted EPS because the options' exercise price was greater than or equal to the average market price of common shares.


Note 19:  Related Party Transactions

     Union Federal has entered into transactions with certain directors, executive officers, significant shareholders and their affiliates or associates (related parties). Such transactions were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.


     Balances, January 1, 2002                          $ 3,486
         New loans, including renewals                    1,488
         Change in composition                            1,421
         Payments, etc. including renewals               (2,453)
                                                        -------
     Balances, December 31, 2002                        $ 3,942
                                                        =======

     Deposits from related parties held by Union Federal at December 31, 2002 and 2001, totaled $988,000 and $2,762,000.

Note 20:  Fair Values of Financial Instruments

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

     Cash and Cash Equivalents - The fair value of cash and cash equivalents approximates carrying value.

     Interest bearing Deposits - The fair value of interest bearing deposits approximates carrying values.

     Investment Securities - Fair values are based on quoted market prices.

     Loans - The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

     FHLB Stock - Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

     Interest   Receivable/Payable   -  The  fair  value  of  accrued   interest
     receivable/payable approximates carrying values.

     Deposits - Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

     Advance Payments by Borrowers for Taxes and Insurance - The fair value approximates carrying value.

     Federal Home Loan Bank Advances - The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Note Payable - Limited Partnership - The fair value of the borrowing is estimated using a discounted cash flow calculation, based on current rates for similar debt.

     Off-Balance Sheet Commitments - Commitments include commitments to originate mortgage and consumer loans, and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts of these commitments, which are immaterial, are reasonable estimates of the fair value of these financial instruments.

     The estimated fair values of the Company's financial instruments are as follows:

                                                               2002                2001
                                                       -----------------------------------------
                                                       Carrying     Fair     Carrying     Fair
                                                        Amount      Value     Amount      Value
                                                       -----------------------------------------
     Assets
       Cash and cash equivalents                       $ 36,586   $ 36,586   $ 13,565   $ 13,565
       Interest bearing deposits                            145        145         --         --
       Investment securities held to maturity             1,637      1,732      2,848      2,968
       Loans, net                                       216,703    226,998    121,749    123,963
       Stock in FHLB                                      3,424      3,424      1,530      1,530
       Interest receivable                                1,277      1,277        903        903

     Liabilities
       Deposits                                         190,191    192,824     81,702     82,645
       Borrowings
         FHLB advances                                   39,752     42,798     25,406     24,966
         Notes payable - limited partnership                303        297        477        456
       Interest payable                                     650        650        186        186
       Advances by borrowers for taxes and insurance        543        543        332        332

Note 21:  Condensed Financial Information (Parent Company Only)

     Presented  below  is  condensed  financial   information  as  to  financial
     position, results of operations and cash flows of the Company:

                            Condensed Balance Sheets

                                                         2002         2001
                                                        --------------------

     Assets
       Cash                                             $ 1,258      $13,336
       Interest bearing deposits                             45           --
       Investment in subsidiary                          35,903       20,190
       Other assets                                         461          529
                                                        -------      -------
         Total assets                                   $37,667      $34,055
                                                        =======      =======

     Liability - other                                  $   478      $   315

     Shareholders' Equity                                37,189       33,740
                                                        -------      -------
         Total liabilities and shareholders' equity     $37,667      $34,055
                                                        =======      =======

                              Condensed Statements of Income


                                                       2002        2001        2000
                                                      ------------------------------
     Income
      Dividends from subsidiary                       $3,721     $16,709      $   --
      Other income                                        90          77         152
                                                      ------     -------      ------
        Total income                                   3,811      16,786         152
                                                      ------     -------      ------

     Expenses
       Salaries and employee benefits                     74          91          95
       Legal and professional fees                        85          78          68
       Other expenses                                     57          32          15
                                                      ------     -------      ------
         Total expenses                                  216         201         178
                                                      ------     -------      ------

     Income (loss) before income tax and equity in
       undistributed income of subsidiary              3,595      16,585         (26)

     Income tax benefit                                   36          35           4
                                                      ------     -------      ------

     Income (loss) before equity in undistributed
       income of subsidiary                            3,631      16,620         (22)

     Equity in undistributed (distribution in excess
       of) income of subsidiary                         (829)    (14,769)      1,957
                                                      ------     -------      ------

     Net Income                                       $2,802     $ 1,851      $1,935
                                                      ======     =======      ======

                       Condensed Statements of Cash Flows

                                                                  2002       2001      2000
                                                                -----------------------------

     Operating Activities
       Net income                                               $ 2,802    $ 1,851    $ 1,935
       Items not requiring (providing) cash
         Distributions in excess of (equity in undistributed)
           income of subsidiary                                     829     14,769     (1,957)
         Other                                                    2,042       (155)        58
                                                                -------    -------    -------
           Net cash provided by operating activities              5,673     16,465         36
                                                                -------    -------    -------

     Investing Activities
       Net change in interest bearing deposits                       (5)        --         --
       Proceeds from sales of investments available for sale         76         --        336
       Net cash paid in acquisition                              (9,413)        --         --
                                                                -------    -------    -------
         Net cash provided by (used in) investing activities     (9,342)        --        336
                                                                -------    -------    -------

     Financing Activities
       Cash dividends                                            (1,112)    (1,254)    (1,322)
       Stock options exercised                                      117         --         --
       Repurchase of common stock                                (7,414)    (3,456)    (3,024)
                                                                -------    -------    -------
         Net cash used in financing activities                   (8,409)    (4,710)    (4,346)
                                                                -------    -------    -------

     Net Change in Cash                                         (12,078)    11,755     (3,974)

     Cash at Beginning of Year                                   13,336      1,581      5,555
                                                                -------    -------    -------

     Cash at End of Year                                        $ 1,258    $13,336    $ 1,581
                                                                =======    =======    =======

================================================================================================

                                      DIRECTORS AND OFFICERS

================================================================================================

                                        BOARD OF DIRECTORS

                                         Joseph E. Timmons
                                       Chairman of the Board
                        President of Union Federal Savings and Loan Association

     Philip L. Boots                       Mark E. Foster                   John M. Horner
        President,                        General Manager,                 Dealer Principal,
Boots Brothers Oil Company, Inc.       Birkey's Farm Store, Inc.       Horner Pontiac Buick GMC

    Marvin L. Burkett                     C. Rex Henthorn                   Harry A. Siamas
     Farmer (Retired)                         Attorney                         Attorney

    Phillip E. Grush                   Samuel H. Hildebrand                Joseph M. Malott
      Optometrist                            President,                  Financial Institutions
                                     Village Traditions, Inc.                 Consultant

================================================================================================

                                 OFFICERS OF UNION COMMUNITY BANCORP

                         Alan L. Grimble                    Joseph E. Timmons
                     Chief Executive Officer                   President

                      Denise E. Swearingen                   J. Lee Walden
                     Secretary and Treasurer             Chief Financial Officer

================================================================================================

                          OFFICERS OF UNION FEDERAL SAVINGS AND LOAN ASSOCIATION

                       Alan L. Grimble                      Joseph E. Timmons
                   Chief Executive Officer                     President

                        Steven V. Brier                   Denise E. Swearingen
                       Vice President and                  Vice President and
                      Chief Lending Officer             Chief Operations Officer

                        Lori S. Collins                      J. Lee Walden
                      Vice President and                   Vice President and
                 Chief Administration Officer            Chief Financial Officer

                             DIRECTORS AND OFFICERS

     Philip L. Boots (age 56) has served since 1985 as President of Boots Brothers Oil Company, Inc., a petroleum marketer that operates gasoline outlets, convenience grocery stores and car washes in the Crawfordsville area.

     Marvin L. Burkett (age 75) has retired from his work as a farmer and equipment dealer in Montgomery County since 1956.

     Mark E. Foster (age 50) is the Owner and General Manager of a retail farm equipment and automobile dealership located in Warren County, Indiana, a position he has held since 1983.

     Phillip E. Grush (age 71) worked as a self-employed optometrist in Crawfordsville from 1960 until September, 1996 when he sold his practice. He currently works for Dr. Michael Scheidler in Crawfordsville as a part-time employee/consultant.

     C. Rex Henthorn (age 65) is a partner with Henthorn, Harris, Taylor & Weliever, P.C., a professional legal corporation engaged in the practice of law.

     Samuel H. Hildebrand, II (age 63) has served since 1995 as President and Chief Executive Officer of Village Traditions, Inc., a company engaged in property management and custom fabrication of rain gutter systems through its Custom Flo Division, Seamless Gutter Systems Division, in Crawfordsville, Indiana.

     John M. Horner (age 66) has served as Dealer Principal of Horner Pontiac Buick GMC in Crawfordsville since 1974.

     Joseph M. Malott (age 65) has been self-employed as a consultant to financial institutions for the past five years.

     Harry A. Siamas (age 52) has practiced law in Crawfordsville since 1976 and has served as Union Federal's attorney for 18 years.

     Joseph E.  Timmons  (age 68) is  currently  the  President  of the  Holding
Company and Union Federal, having served as President and Chief Executive Officer of the Holding Company from 1997 to 2002 and President and Chief Executive Officer of Union Federal from 1974 to 2002. He has been an employee of Union Federal since 1954.

                             SHAREHOLDER INFORMATION

Market Information

     Union Federal converted from a federal mutual savings and loan association to a federal stock savings and loan association effective December 29, 1997, and simultaneously formed a savings and loan holding company, the Holding Company. The Holding Company's Common Stock, is traded on the NASDAQ National Market System under the symbol "UCBC." As of February 24, 2003, there were approximately 408 record holders of the Holding Company's Common Stock.

     Any dividends paid by the Holding Company will be subject to determination and declaration by the Board of Directors in its discretion. In determining the level of any future dividends, the Board of Directors will consider, among other factors, the following: tax considerations; industry standards; economic conditions; capital levels; regulatory restrictions on dividend payments by Union Federal to the Holding Company; and, general business practices.

     The Holding Company is not subject to OTS regulatory restrictions on the payment of dividends to its shareholders although the source of such dividends will depend in part upon the receipt of dividends from Union Federal. Applicable law restricts the amount of dividends Union Federal may pay to the Holding Company without obtaining the prior approval of the OTS to an amount that does not exceed Union Federal's year-to-date net income plus its retained net income for the preceding two years. The Holding Company is subject, however, to the requirements of Indiana law, which generally limit the payment of dividends to amounts that will not affect the ability of the Holding Company, after the dividend has been distributed, to pay its debts in the ordinary course of business and will not exceed the difference between the Holding Company's total assets and total liabilities plus preferential amounts payable to shareholders with rights superior to those of the holders of the Holding Company's common stock.

     In addition to the foregoing, the portion of Union Federal's earnings which has been appropriated for bad debt reserves and deducted for federal income tax purposes cannot be used by Union Federal to pay cash dividends to the Holding Company without the payment of federal income taxes by Union Federal at the then current income tax rate on the amount deemed distributed, which would include any federal income taxes attributable to the distribution. The Holding Company does not contemplate any distribution by Union Federal that would result in a recapture of Union Federal's bad debt reserve or otherwise create federal tax liabilities.
                         Stock Price
                      -----------------   Dividends
Quarter Ended           High      Low     Per Share
------------------    -------   -------   ---------
March 31, 2001        14.0000   11.6200      .15
June 30, 2001         13.9000   12.4000      .15
September 30, 2001    14.9500   12.6500      .15
December 31, 2001     14.0000   13.0000      .15

March 31, 2002        15.1900   13.2600      .11
June 30, 2002         15.3300   13.9200      .12
September 30, 2002    15.2800   13.8100      .14
December 31, 2002     16.2400   13.5600      .15


Transfer Agent and Registrar

Fifth Third Bank
Corporate Trust Services
38 Fountain Square Plaza
Mail Drop No. 10AT66
Cincinnati, Ohio 45202
(513) 579-5320 or (800) 837-2755


Corporate Counsel

Barnes & Thornburg
11 South Meridian Street
Indianapolis, Indiana  46204


Independent Auditor

BKD LLP
201 N. Illinois Street, Suite 700S
Indianapolis, Indiana  46244


Shareholders and General Inquiries

The Company filed an Annual Report on Form 10-K for its fiscal year ended December 31, 2002 with the Securities and Exchange Commission. Copies of this annual report may be obtained without charge upon written request to:

   Joseph E. Timmons, President
   Union Community Bancorp
   221 East Main Street
   Crawfordsville, Indiana 47933